UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2013

Commission File No.: 001-35273

COGO GROUP, INC.

Room 10001, Tower C, Skyworth Building,

High-Tech Industrial Park,

Nanshan, Shenzhen 518057, PRC

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Other Events.

On July 15, 2013, Cogo Group, Inc. ("Cogo") issued a press release announcing that Jeffrey Kang, its founder, Chief Executive Officer and Chairman, submitted a proposal to the Cogo Board of Directors to purchase of approximately 30.5% of Cogo’s net assets, which, as of the first quarter of 2013, generated approximately 98.7% of Cogo’s revenues and 66.5% of Cogo’s gross profits, through a company Mr. Kang wholly owns, Brilliant Group Global Limited. The proposed purchase price is $80 million. A copy of the press release is attached hereto as Exhibit 99.1.

Financial Statements and Exhibits

Exhibits:

ExhibitNo.	Description

99.1	Press release dated July 15, 2013

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGO GROUP, INC.

By:	/s/ Andy Liu
Name:	Andy Liu
Title:	Chief Financial Officer

Dated: July 17, 2013

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EXHIBIT INDEX

Exhibit
No.	Exhibit

99.1	Press Release dated July 15, 2013

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